Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

August 7, 2023

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn: Samantha Brutlag, Esq. and Jeffrey Long

Re:	FundVantage Trust (the “Trust”) File No. 333-273096 Polen Global SMID Company Growth Fund (the “Acquiring Fund”)

Dear Ms. Brutlag and Mr. Long:

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”), provided via phone on July 18, 2023 and July 26, 2023, to the Trust’s registration statement on Form N-14 (the “Registration Statement”), which was filed on June 30, 2023 pursuant to Rule 488(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was filed to register shares of the Acquiring Fund for its acquisition of another series of the Trust, specifically the Polen International Small Company Growth Fund (the “Acquired Fund”). We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

*                    *                    *

1.	Please file a delaying amendment prior to the date the Registration Statement would have become effective pursuant to Rule 488(a) under the Securities Act.

Response: As requested by the Staff, the Trust filed a delaying amendment on July 19, 2023 (SEC Accession No. 0001829126-33-004799). As discussed with the Staff, the Staff’s requested revisions set forth in this letter will be reflected in a pre-effective amendment to the Registration Statement (the “Amendment”).

2.	Please disclose in the Registration Statement why the Reorganization is permitted to be effected without the approval of the Acquired Fund shareholders.

Response: The requested revisions will be reflected in the Amendment.

Division of Investment Management U.S. Securities and Exchange Commission August 7, 2023 Page 2

3.	In the letter to the Acquired Fund’s shareholders and throughout the Registration Statement, please define what “global issuers” means in connection with the Acquiring Fund’s 80% policy.

Response: Because Rule 35d-1 (the “Names Rule”) does not apply to the term “global,” the 80% policy required by the Names Rule does not apply to such term. Accordingly, the term “global” can effectively be omitted from the Acquired Fund’s 80% policy without impacting the Acquired Fund’s compliance with the Names Rule (i.e., “invests at least 80% of its net assets in securities of…issuers that are small or mid-cap companies”). However, in light of the Staff’s comment, the Trust has included supplemental disclosure regarding the Acquired Fund’s strategy, which will be reflected in the Amendment.

4.	Please supplemental provide an analysis supporting the determination of the Acquiring Fund as the accounting survivor with respect to the Reorganization. Please refer to the North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Letter”).

Response: The Trust has supplementally provided the analysis supporting the determination of the Acquiring Fund as the accounting survivor, attached as Appendix A.

5.	The Trust states that the Acquiring Fund has “more attractive historical performance” than the Acquired Fund in several places throughout the Registration Statement. Please clarify what periods such statements refer to.

Response: The Acquiring Fund had better performance than the Acquired Fund for the one-year period ended April 30, 2023. Clarifying revisions will be reflected in the Amendment.

6.	The Trust states that approximately 38% of the portfolio holdings of the Acquired Fund will be sold in connection with the Reorganization. To the extent there are capital gains and/or brokerage costs incurred in connection with such sales, please include the appropriate disclosure in the section titled “What Are the Federal Income Tax Consequences of the Reorganization?” on page 3 of the Registration Statement.

Response: The requested revisions will be reflected in the Amendment.

7.	In the section titled “Who Will Pay the Expenses Associated with the Reorganization?” on page 3 of the Registration Statement, please disclose the estimated total expenses.

Response: The requested revisions will be reflected in the Amendment.

8.	In the section titled “Fund Comparison” beginning on page 4 of the Registration Statement, please also include a comparison of the Acquired Fund and Acquiring Fund’s fundamental investment restrictions. To the extent each fund’s fundamental investment restrictions are identical, a statement to that effect is permissible.

Response: The funds have identical investment limitations. The requested revisions will be reflected in the Amendment.

Division of Investment Management U.S. Securities and Exchange Commission August 7, 2023 Page 3

9.	In the fee table on page 10 of the Registration Statement, please disclose whether the Combined Fund will have an expense limitation agreement in place for at least one year from the effective date of the Combined Fund’s prospectus.

Response: Confirmed. Clarifying revisions will be reflected in the Amendment.

10.	Please confirm whether the Acquired Fund’s potential fee recoupments under its expense limitation agreement will be acquired by the Acquiring Fund.

Response: The Acquired Fund’s potential fee recoupments under its expense limitation agreement will not be acquired by the Acquiring Fund.

11.	In the expense example table on page 11 of the Registration Statement, please remove the expense figures for the Acquiring Fund’s Investor Class as such class has yet to open.

Response: The requested revisions will be reflected in the Amendment.

12.	In the section titled “Comparison of the Funds’ Past Performance” beginning on page 12 of the Registration Statement, please consider adding a one-to-two sentence summary of how the funds’ performance compares before disclosing the specific performance of each fund.

Response: The requested revisions will be reflected in the Amendment.

13.	In the capitalization table on page 17 of the Registration Statement, please provide the information as of a date within thirty (30) days of the Trust’s Form N-14/A filing.

Response: The requested revisions will be reflected in the Amendment.

14.	In the section titled “Supplemental Financial Information” in the Statement of Additional Information, to the extent there will be any forced sales in connection with the Adviser’s rebalancing of the Acquired Fund’s portfolio holdings prior to the Reorganization, please add disclosure with respect thereto.

Response: The Adviser’s rebalancing of the Acquired Fund’s portfolio holdings will not result in any forced sales. Clarifying revisions will be reflected in the Amendment.

15.	In Item 17 of the Registration Statement, please include an undertaking that the Trust will file the final executed Tax Opinion and related consent by post-effective amendment.

Response: The requested revisions will be reflected in the Amendment.

*                    *                    *

Division of Investment Management U.S. Securities and Exchange Commission August 7, 2023 Page 4

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust

Ms. Christine Catanzaro, Treasurer of FundVantage Trust

Joseph A. Goldman, Esq.

Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

Appendix A

This Appendix A provides supplemental information regarding the Reorganization and, in particular, the proposed accounting survivor of the Reorganization under the factors set forth in the NAST Letter. For the reasons set forth below, we believe that the Acquiring Fund has been properly designated as the accounting survivor in a manner consistent with the application of the NAST Letter factors. For the purposes of this letter, the Acquiring Fund, as it would exist after the completion of the Reorganization, is referred to as the “Combined Fund.”

The NAST Letter

The NAST Letter sets forth the factors that the SEC staff (the “Staff”) believes are relevant to the continuation of a performance record in a reorganization transaction, and it has also been applied more generally to an analysis of the accounting survivor in a fund reorganization. The standards articulated by the Staff in the NAST Letter are as follows:

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

We believe that the parties to a fund reorganization transaction are entitled to deference with respect to their determination of the accounting survivor in a reorganization transaction when they have duly considered the foregoing factors with respect to a particular transaction. As the Staff stated in The Riverfront Funds, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 1995), “[w]e express no opinion with respect to your analysis of the treatment of the MIM Stock Appreciation Fund as the surviving fund, as this is primarily a factual determination.” (emphasis added).

The following analysis applies each of the foregoing factors from the NAST Letter to the Reorganization and clearly supports the finding that, with respect to the Reorganization, the Acquiring Fund has been appropriately designated as the accounting survivor.

Division of Investment Management U.S. Securities and Exchange Commission August 7, 2023 Page 6

Investment Adviser

Polen Capital Management, LLC (“Polen Capital”) serves as the investment adviser to each of the Acquired Fund and the Acquiring Fund. The portfolio manager who is responsible for the day-to-day management of each Fund’s portfolio is Rob Forker.

Because the investment adviser and portfolio manager of the Combined Fund after the Reorganization will be the investment adviser and portfolio manager of each of the Acquired Fund and the Acquiring Fund, this factor neither supports nor undermines the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Investment Objectives, Policies and Restrictions

The Acquired Fund and Acquiring Fund have the same investment objectives, and similar principal investment strategies and principal risks. Each Fund seeks to achieve long-term growth of capital.

The principal investment strategies of the Acquired Fund and Acquiring Fund are also similar. The investment objectives, principal investment strategies and fundamental investment policies and restrictions of the Combined Fund will be those of the Acquiring Fund. Both Funds typically invest in a focused portfolio of common stocks with substantial overlap; however, there are differences in the Funds’ investment strategies. The Acquiring Fund typically invests in a focused portfolio of common stocks of small and mid-cap companies and, under normal circumstances, the Acquiring Fund invests at least 80% of its net assets in securities of global issuers that are small or mid-cap companies. Under normal market conditions, the Acquiring Fund invests in at least three different countries and typically invests at least 40% of its net assets in non-U.S. equity securities, or, if conditions are not favorable, invests at least 25% of its assets in non-U.S. equity securities. The Acquired Fund invests in a focused portfolio of common stocks of small companies and, under normal circumstances, invests at least 80% of its net assets in securities of non-U.S. issuers that are small companies.

Because the investment objectives, principal investment strategies and fundamental investment policies and restrictions of the Combined Fund will be those of the Acquiring Fund, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Expense Structures and Expense Ratios

Each Fund has the same expense structure. Each Fund pays Polen Capital a monthly fee computed at the annual rate of 1.00% of the average daily net assets of each Fund. While the Acquired Fund has a lower total annual expense ratio than the Acquiring Fund, each Fund has the same total annual expense ratio after taking into account each Fund’s fee waiver.

Although the total annual expense ratio (before fee waiver) of the Combined Fund is expected to more closely resemble the total annual expense ratio (before fee waiver) of the Acquired Fund at the time of the Reorganization, the Acquiring Fund believes that the higher total annual expense ratio (before fee waiver) of the Acquiring Fund is outweighed by the fact that the total annual expense ratio (after fee waiver) of the Combined Fund will be the same as the total annual expense ratio (after fee waiver) of the Acquiring Fund, as well as the other factors set forth above and below that argue for the conclusion that the Acquiring Fund is the accounting survivor of the Reorganization.

Division of Investment Management U.S. Securities and Exchange Commission August 7, 2023 Page 7

Asset Size

As of April 30, 2023, the Acquiring Fund had approximately $9.4 million in net assets. As of April 30, 2023, the Acquired Fund has approximately $17.3 in net assets. While the Acquired Fund had more assets than the Acquiring Fund as of April 30, 2023, the Acquiring Fund believes that the smaller asset size of the Acquiring Fund is outweighed by the other factors set forth above and below that argue for the conclusion that the Acquiring Fund is the accounting survivor of the Reorganization.

Portfolio Composition

The portfolio composition of the Acquiring Fund is different from the portfolio composition of the Acquired Fund. In fact, as discussed in the Proxy Statement/Prospectus, it is anticipated that 38% of the Acquired Fund’s holdings will be sold before the closing of the Reorganization in order to align the Acquired Fund’s portfolio holdings with the Acquiring Fund’s portfolio holdings.

Following the Reorganization, the Combined Fund expects to realign its portfolio, to the extent necessary, in a manner consistent with its investment strategies and policies, which will be the same as the Acquiring Fund’s strategies and policies. Because the portfolio composition of the Combined Fund will more closely resemble the portfolio composition of the Acquiring Fund, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Conclusion

For the reasons cited above, we believe that the Acquiring Fund should clearly be deemed the accounting survivor under the factors set forth in the NAST Letter. While the Acquiring Fund has a shorter operating history than the Acquired Fund and fewer net assets, we do not believe these factors alone can reasonably be deemed to outweigh each of the enumerated NAST Letter factors discussed above, each of which supports designating the Acquiring Fund as the accounting survivor of the Reorganization. We also believe the legal form of the Reorganization, in which the Acquiring Fund is the legal survivor of the Reorganization, deserves deference. Additionally, the ticker symbol of the Institutional Class and Investor Class of the Combined Fund will be “PBGIX” and “PBGRX,” respectively, which are the ticker symbols of the same classes of the Acquiring Fund.

The Board of the Funds were fully informed regarding the proposed status of the Acquiring Fund as the accounting survivor in the Reorganization, and the Board has relied upon the advice of counsel in making a fully informed business judgment to approve the Reorganization with the expectation that the Acquiring Fund would be the accounting survivor. Overall, we believe it is clear that, based on an application of the factors set forth in the NAST Letter to the factual circumstances of the Reorganization, the Acquiring Fund should serve as the accounting survivor of the Reorganization.

*                    *                    *

We trust that the foregoing is responsive to your request for supplemental information regarding the Reorganization and the basis for identifying the Acquiring Fund as the accounting survivor of the Reorganization. Should you have any questions or comments, please contact John P. Falco at 215.981.4659 or john.falco@troutman.com.